RULES OF THE VEON LTD 2021 DEFERRED SHARE PLAN AS AMENDED ON 16 NOVEMBER 2023

TABLE OF CONTENTS 1. Interpretation .................................................................................................................................. 1 2. Grant of Awards ............................................................................................................................. 3 3. Plan Limits ..................................................................................................................................... 4 4. Relationship with Contract of Employment................................................................................... 5 5. Non-Transferability of Awards ...................................................................................................... 5 6. Vesting and Release of Deferred Share Awards ............................................................................ 5 7. Cessation of Employment .............................................................................................................. 6 8. Lapse of Awards ............................................................................................................................ 6 9. Dividend Equivalents ..................................................................................................................... 7 10. Settlement of Awards ..................................................................................................................... 7 11. Manner of Exercise of Options ...................................................................................................... 9 12. Corporate Events ............................................................................................................................ 9 13. Variation of Share Capital ........................................................................................................... 10 14. Alteration of Plan ......................................................................................................................... 11 15. Malus and Clawback .................................................................................................................... 11 16. Service of Documents .................................................................................................................. 13 17. Miscellaneous .............................................................................................................................. 13

1 THE VEON LTD 2021 DEFERRED SHARE PLAN 1. INTERPRETATION 1.1 In this Plan (unless the context otherwise requires) the following words and phrases have the meanings given below: “ADR” means an American Depositary Receipt issued by Bank of New York Mellon, as depositary, under a deposit agreement between Bank of New York Mellon and the Company dated 29 December 2017; “Award” means a Deferred Share Award granted (or to be granted) under the Plan; “Award Agreement” means in respect of an Award, an agreement or certificate provided by the Company to an Award Holder (including by electronic means) that confirms the grant of an Award to the Award Holder and which contains the details of the Award set out in Rule 2.7; “Award Holder” means a person who has been (or is to be) granted an Award or, if that person has died, their personal representatives; “Board” means the board of directors of the Company or a duly constituted committee thereof (including, without limitation, the Committee); “Bonus Arrangement” means any annual bonus scheme or other incentive arrangement operated by the Company enabling Employees to receive a cash bonus in respect of a particular financial year based on performance related to the Company, any other member of the Group and/or of the Employee; “Clawback Period” has the meaning given to that term in Rule 15.3; “Committee” means the Compensation and Talent Committee of the Company; “Company” means VEON Ltd (an exempted company limited by shares registered under the Companies Act 1981 of Bermuda, as amended, and registered with the Dutch Trade Register under registration number 34374835 as a company formally registered abroad); “Conditional Award” means a conditional right to acquire Shares pursuant to the Plan; “Control” means the power of a person to secure by means of the holding of shares, the possession of voting rights or as a result of any rights conferred by the constitutional or other documents regulating that or any other company that the affairs of the company are conducted in accordance with that person’s wishes; “Date of Approval” means the date on which the Plan is approved by the Board; “Date of Grant” means in relation to any Award, the date on which that Award is granted; “Dealing Code” means the internal code of the Company that regulates share dealings by directors and certain other Employees of the Group, including those set out under the Company’s insider trading policy; “Dealing Restrictions” means restrictions imposed by statute, order, regulation or government directive, including those arising under MAR and the U.S. Insider Trading Restrictions, as well as those imposed by the Dealing Code; “Deferred Share Award” means a Conditional Award or an Option granted for the purposes of satisfying a deferred entitlement to Shares under a Bonus Arrangement;

651865012_2 2 “Employee” means any person who is a bona fide employee of any member of the Group, including any person who is an executive director of the Company; “Excessive Award Amount” has the meaning given to that term in Rule 15.1; “Good Leaver” means an Award Holder ceasing to be an Employee (and not immediately again becoming an Employee) by reason of: (a) death; (b) injury, ill-health or disability (in each case evidenced to the satisfaction of the Committee); (c) expiration of employment contract; (d) retirement with the agreement of the Committee; (e) the transfer or sale of the company or business or part of the business by which or in which the Award Holder is employed and by virtue of which the Award Holder is an Employee to a person other than a member of the Group; or (f) at the discretion of the Committee at the relevant time, the cessation of their office or employment in circumstances other than those stated at paragraphs (a) to (c) above, unless an alternative definition is specified in the Award Agreement relating to an Award; “Group” means the Company and any Subsidiary of the Company or, where the context permits, any one or more of them and references to "member of the Group" shall be construed accordingly; “MAR” means the Market Abuse regulations (Regulation 596/2014) and any delegated regulations thereunder (including, for the avoidance of doubt, Commission Delegated Regulations (EU) 2016/522); “Market Value” means in respect of a Share on any day, the closing price of a Share on the NASDAQ exchange on the immediately preceding trading day; “Normal Vesting Date” means the date on which any Award, or any part of an Award, is due to Vest as specified in the Award Agreement (or, in the absence of any such specified date, as determined in accordance with Rules 6.1 or 6.1); “Normal Vesting Period” means in respect of an Award (or part of an Award), and unless otherwise specified in the Award Agreement, the period commencing on the Date of Grant and ending on the Normal Vesting Date; “Option” means a right (for the time being subsisting) to acquire Shares with a nil exercise price (that is, no price to be paid by the Award Holder to exercise the Option); “Other Share Plan” means any share option or share incentive plan operated by the Company, save for the Plan, pursuant to which employees, directors, non-executive directors and/or consultants may acquire Shares or an interest in Shares; “Plan” means the VEON Ltd 2021 Deferred Share Plan as set out in these Rules and as amended from time to time; “Plan Limit” means the limit on the number of Shares that may be placed under Award pursuant to the Plan as set out in Rule 3.1;

651865012_2 3 “Release” means: (a) in the context of an Option, the Option becoming capable of being exercised; and (b) in the context of a Conditional Award, the unconditional entitlement of an Award Holder to the Shares subject to the Conditional Award or part thereof (whether automatically or pursuant to a notice of release), and “Released” shall be construed accordingly; “Release Date” means, in relation to an Award, the date on which it is Released; “Relevant Event” has the meaning given to that term in Rule 14.3; “Rules” means the rules of the Plan as set out in this document (as amended from time to time); “Share” means a common share in the capital of the Company which is fully paid up and non- redeemable; “Subscription Awards” means rights to subscribe for Shares granted pursuant to this Plan or any Other Share Plan; “Subsidiary” means any company which is for the time being directly or indirectly under the Control of the Company; “Takeover” means any change of Control of the Company, whether by share transfer, new issue of shares or otherwise, arising as a result of any person (whether acting alone or together with any other person) becoming the beneficial owner of at least fifty per cent of the voting rights of the issued ordinary share capital of the Company; “Takeover Date” means in relation to a Takeover, the date on which Control of the Company is unconditionally acquired; “Tax Liability” means in relation to any Award Holder any liability of the Company and/or any company in the Group to account on behalf of the Award Holder for any amount of income tax or employee's social security contribution (or any similar tax or contribution arising in any jurisdiction) in relation to the Award. “U.S. Insider Trading Restritions” means insider trading and anti-market abuse rules of the U.S. Securities Exchange Act applicable to a foreign private issuer, or a domestic issuer in the event that the Company loses its foreign private issuer status; “Vested” means the Award Holder has the right pursuant to the Rules to: (a) be transferred legal and beneficial title to Shares pursuant to a Conditional Award; or (b) exercise an Option, and “Vesting”, “Vests” and “Vest” shall be construed accordingly; and “Vesting Date” means the date on which any Award, or any part of an Award, Vests. 1.2 Any reference to any enactment includes a reference to that enactment as from time to time modified extended or re-enacted and any reference to a “month” shall mean a calendar month. The headings are inserted for convenience only and do not affect the interpretation of the Rules. Words denoting the one gender shall be a reference to all genders and words denoting the singular shall include the plural and vice versa.

651865012_2 4 2. GRANT OF AWARDS 2.1 The Committee may from time to time grant Awards under the Plan to Employees. 2.2 In granting Awards, the Committee shall determine in its absolute discretion: 2.2.1 the Date of Grant, provided that such date falls during the period of 10 years from the Date of Approval; 2.2.2 the Employees to whom an Award is granted; and 2.2.3 the basis on which the Award will Vest. 2.3 An Award shall not be granted to any person unless they are an Employee as at the Date of Grant. 2.4 No person shall be entitled as of right to be granted any Award. 2.5 If and for so long as the Shares are listed on Euronext Amsterdam, the Company shall be bound by the provisions of MAR, the Dealing Code and any further applicable Dealing Restrictions when granting Awards. 2.6 If and for so long as the Shares are listed on NASDAQ, the Company shall be bound by the provisions of U.S. Insider Trading Restrictions, the Dealing Code and any further applicable Dealing Restrictions when granting Awards. 2.7 Subject to the remaining Rules, the Committee shall determine the terms and conditions of an Award. As soon as reasonably practicable following the grant of an Award, the Company shall provide to the Award Holder an Award Agreement (which may be in electronic form) which specifies: 2.7.1 the Date of Grant; 2.7.2 the number of Shares comprised in each of the Deferred Share Award; 2.7.3 the date or dates on which the Award may Vest and the basis on which the Award will Vest; 2.7.4 a statement of the matters relating to Rule 15 (Malus and Clawback); 2.7.5 a statement confirming whether the right to receive dividend equivalents pursuant to Rule 9 (Dividend Equivalents) applies to the Award; 2.7.6 a statement of the matters relating to an Employee’s contract of employment referred to in Rule 4 (Relationship with Contract of Employment); 2.7.7 that the Award Holder agrees to indemnify the Company and any member of the Group in respect of any Tax Liability; and 2.7.8 that the Award may be renounced as set out in Rule 2.8, and is otherwise in such form as the Committee may from time to time determine. 2.8 The Award Holder shall be entitled to renounce an Award within the period of 30 days immediately following the Date of Grant and if an Award is so renounced it shall be deemed never to have been granted for the purposes of the Rules. No consideration shall be payable for any such renunciation. If an Award Holder does not so renounce an Award, they shall be deemed to have accepted the Award and to have agreed to be bound by the Rules and the terms and conditions set out in the Award Agreement.

651865012_2 5 2.9 No consideration shall be payable for the grant of an Award. 3. PLAN LIMITS 3.1 The aggregate number of Shares that may be issued pursuant to Awards granted under the Plan, subject to adjustment pursuant to Rule 13 (Variation of Share Capital), has no limit. 3.2 For the purposes of applying the limits in Rules 3.1: 3.2.1 to the extent that any Award has lapsed, been released or cancelled without being Vested or exercised, it shall not be taken into account; 3.2.2 to the extent that any Award is to be satisfied by the transfer of Shares already in issue (other than out of treasury), those shall not be taken into account; and 3.2.3 Shares which are issued to any employee benefit trust established by the Company in order to satisfy any Award shall count towards the limit. 4. RELATIONSHIP WITH CONTRACT OF EMPLOYMENT 4.1 The grant of an Award does not form part of the Award Holder’s entitlement to remuneration or benefits nor does the existence of a contract of employment between any person and the Company or any Subsidiary or former Subsidiary give such person any right or entitlement to have an Award granted to them or any expectation that an Award might be granted to them whether subject to any conditions or at all. 4.2 The rights granted to an Award Holder upon the grant of an Award shall not afford the Award Holder any rights or additional rights to compensation or damages in consequence of the loss or termination of their office or employment with the Company or any member of the Group for any reason whatsoever. 4.3 An Award Holder shall not be entitled to any compensation or damages for any loss or potential loss which they may suffer by reason of their Award lapsing in consequence of the loss or termination of their office or employment with the Company or any Subsidiary or former Subsidiary for any reason (including, without limitation, in breach of contract by their employer) or in any other circumstances whatsoever. 5. NON-TRANSFERABILITY OF AWARDS Except to the extent necessary to enable a personal representative to exercise, or otherwise benefit from, an Award following the death of the Award Holder (in accordance with Rules 6 (Vesting and Release of Deferred Share Awards)), no Award or any interest in it shall be capable of being assigned, transferred, pledged, charged or otherwise encumbered and any attempt to take such action or actions in respect of an Award shall cause it to lapse immediately. 6. VESTING AND RELEASE OF DEFERRED SHARE AWARDS Vesting 6.1 Subject to the remaining provisions of this Rule 6 and to the other provisions of these Rules, a Deferred Share Award shall Vest in full on the second anniversary of its Date of Grant unless specified otherwise in the Award Agreement. Release

651865012_2 6 6.2 Except as otherwise permitted in these Rules, a Deferred Share Award (or part of Award) will be Released on the Normal Vesting Date of the Deferred Share Award. 6.3 A Deferred Share Award shall not be Released in circumstances where, at such time, the Award Holder would be prohibited by MAR, U.S. Insider Trading Restrictions, the Dealing Code and/or any further applicable Dealing Restrictions: 6.3.1 from selling Shares; or 6.3.2 where the Deferred Share Award is an Option, from exercising the Option. If a Deferred Share Award would otherwise have been Released at any time but for the application of this Rule 6.3, it shall be Released on the first occasion thereafter where the actions referred to above cease to be prohibited by MAR. U.S. Insider Trading Restrictions, the Dealing Code or any further applicable Dealing Restrictions. 7. CESSATION OF EMPLOYMENT 7.1 The following provisions of this Rule 7 shall apply to Award Holders who cease to be an Employee for the purposes of the Plan unless provided otherwise in the applicable Award Agreement. An Award Holder ceases to be an Employee for the purposes of the Plan if they cease to be an Employee (and do not immediately again become an Employee). Vested Awards 7.2 If an Award Holder ceases to be an Employee for any reason, any part of the Award which has Vested shall not lapse and shall be Released on the Normal Vesting Date (unless the Committee in its absolute discretion determines to Release the Vested Award earlier). Unvested Awards 7.1 If an Award Holder ceases to be an Employee before the Award has Vested in full and is a Good Leaver: 7.1.1 the number of Shares under the unvested Award shall be reduced to the number which represents the proportion of the applicable Normal Vesting Period (calculated on a number of days basis) which has elapsed as at the date of cessation of the Award Holder’s employment; and 7.1.2 such Shares will continue to Vest and be Released on the Normal Vesting Date, unless the Committee in its absolute discretion determines not to pro-rate the Award and/or accelerate the Vesting and Release Date. 7.2 If an Award Holder ceases to be an Employee before the Award has Vested in full and is not a Good Leaver, any unvested Award shall immediately cease to be capable of Vesting in any circumstance and shall, to the extent not Vested, immediately lapse on the date of cessation of the Award Holder’s employment. 8. LAPSE OF AWARDS 8.1 The Awards shall lapse automatically (and cease to be capable of Vesting, being Released or, in the case of an Option, being exercised) on the earliest to occur of the following: 8.1.1 in accordance with Rule 7.2 in connection with the Award Holder ceasing to be an Employee for purposes of the Plan;

651865012_2 7 8.1.2 in the event that the Award Holder is adjudicated bankrupt or a bankruptcy order is made against them; 8.1.3 as provided for in Rule 12 (Corporate Events) in the context of a Takeover or upon the commencement of a winding-up of the Company; or 8.1.4 on the day immediately prior to the tenth anniversary of the Date of Grant or such earlier time as may be specified in the Award Agreement or in these Rules. 9. DIVIDEND EQUIVALENTS 9.1 The Committee may, in its absolute discretion, determine at the Date of Grant that the provisions of this Rule 9 shall apply to such Award. 9.2 If the Committee determines that this Rule 9 applies to an Award, the Award Holder will receive cash or further Shares equal in value, so far as possible, to any dividends paid or payable on the Shares in relation to which a Conditional Award Vests or an Option is exercised, by reference to record dates from the Date of Grant until the Vesting Date or date of exercise, as appropriate. This dividend equivalent entitlement may be operated on any basis the Committee determines is appropriate. Any payment due under this Rule 9.2 will be subject to an appropriate deduction for any Tax Liability. 9.3 For the avoidance of doubt, to the extent that the number of Shares in respect of which an Option is Released is increased pursuant to Rule 9.2, the Award Holder shall have the right to acquire the additional Shares when the Option is exercised in accordance with the terms of these Rules and/or the Award Agreement. 9.4 For the purposes of applying the Plan Limit: 9.4.1 any additional Shares over which an Award is actually Released pursuant to the provisions of Rule 9.2 shall (unless such additional Shares are or will be satisfied by the transfer of Shares already in issue) count towards the Plan Limit; but 9.4.2 any additional Shares over which an Award may potentially be Released, pursuant to the provisions of Rule 9.2, on a Release Date in the future shall not count towards the Plan Limit. 10. SETTLEMENT OF AWARDS 10.1 Subject to the terms of this Rule 10, when an Award is Released: 10.1.1 in relation to a Conditional Award, the Company shall transfer, or procure the transfer, to the Award Holder (or such other person as the Award Holder may direct) of the legal and beneficial title to the relevant Shares within 30 days of the Release Date; and 10.1.2 in relation to an Option, the Award Holder shall then be entitled to exercise their Option in accordance with Rule 11 (Manner of Exercise of Options) (whether in whole or in part). 10.2 In relation to Awards granted by the Company, if the Committee in its absoloute discretion so determines: 10.2.1 a Conditional Award may be settled by the Company issuing the relevant number of Shares to the Award Holder at a subscription price per Share equal to the nominal value of a Share. In such circumstances, the Award Holder shall unconditionally and

651865012_2 8 irrevocably agree, as a condition of the right to have Shares delivered to the Award Holder on the Release of the Conditional Award, to pay (or enter into such alternative arrangement permitted by the Committee for the payment of) the subscription price for the Shares; and/or 10.2.2 an Award may be settled by the Company issuing to the Award Holder ADRs representing the relevant number of Shares being settled under the Award, in which case references to Shares in this Plan shall, where relevant, include ADRs. 10.3 If the delivery of Shares to an Award Holder may be prohibited or restricted due to legal or regulatory requirements in the Award Holder’s country of residence, the Committee may determine that, in substitution for the Shares to which the Award Holder would otherwise be entitled, the Award will be satisfied by a cash payment of an equivalent amount (calculated by reference to the Market Value of the relevant Shares on the applicable date), subject to an appropriate deduction for any Tax Liability. As soon as reasonably practicable after the Committee has made its decision in accordance with this Rule 10.3, it shall procure the making of the cash payment. 10.4 An Award Holder shall unconditionally and irrevocably agree, as a condition of their right to have Shares delivered to them on the Release of an Award: 10.4.1 that unless suitable arrangements have been made to the prior satisfaction of the Committee to ensure that any Tax Liability will be reimbursed to the person liable to account for such liability, the Company shall have the right to retain out of the aggregate number of Shares to which an Award Holder would otherwise be entitled on the Vesting of the Award, such number of Shares as, in the opinion of the Company, will enable the Company to sell as agent for the Award Holder (at the best price which can reasonably be expected to be obtained at the time of sale) and to pay over to the relevant person sufficient monies out of the net proceeds of sale to satisfy the Tax Liability; 10.4.2 to enter into any elections or forms or agreements which the Committee may from time to time require to be entered into to ensure a certain tax treatment is applied on the Vesting of the Award or the acquisition of the Shares; and 10.4.3 to enter into any agreements which the Committee may require regarding the Award Holder’s retention of the Shares for a two-year period following the Award Holder ceasing to be an Employee for the purposes of the Plan or as otherwise required by the Committee. 10.5 As soon as reasonably practicable after the allotment or transfer of any Shares pursuant to Rule 10.1 or Rule 11.2, the Board shall arrange for the issue to the Award Holder (or other person as directed by the Award Holder) of a definitive certificate1 or such acknowledgment of entitlement to the Shares as is prescribed by the Committee from time to time (including in electronic form) in respect of the Shares so allotted or transferred. 10.6 The allotment or transfer of any Shares under the Plan shall be subject to the memorandum of association and the bye‐laws of the Company and to any necessary consents of any governmental or other regulatory authorities under any enactments or regulations from time to time in force, or the rules of a regulated investment exchange on which the Shares are listed, and it shall be the

651865012_2 9 responsibility of the Award Holder to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for such consent. 10.7 All Shares allotted or transferred under the Plan shall rank equally in all respects with the Shares for the time being in issue save as regards any rights attaching to such Shares by reference to a record date prior to the date of such allotment or transfer. 10.8 Shares acquired under the Plan may be subject to the requirements of any shareholding guidelines applicable to the Award Holder as may be implemented by the Company. 11. MANNER OF EXERCISE OF OPTIONS 11.1 Subject to Rules 6 (Vesting and Release of Deferred Share Awards), 6 (Cessation of Employment) and 8 (Lapse of Awards), once Released, an Option shall be exercised only by the Award Holder serving a written notice upon the Company or such third party as nominated by the Company which: 11.1.1 specifies the number of Shares in respect of which that Option is exercised; 11.1.2 unless the Committee permits an alternative arrangement for the payment of the Option Price, is accompanied by payment of an amount equal to the product of the number of Shares specified in the notice and the Option Price; 11.1.3 is accompanied by such evidence as to the identity of the Award Holder as the Committee may from time to time reasonably require to enable the Company to comply with the requirements of applicable law; 11.1.4 is accompanied by evidence satisfactory to the Committee that arrangements have been made as the Committee may from time to time reasonably require (and notify to Award Holders on request) to ensure that any Tax Liability will be reimbursed to the person liable to account for such liability and in the absence of such arrangements the Company shall have the right to retain out of the aggregate number of Shares to which an Award Holder would otherwise be entitled on exercise of an Option, such number of Shares as, in the opinion of the Company, will enable the Company to sell as agent for the Award Holder (at the best price which can reasonably be expected to be obtained at the time of sale) and to pay over to the relevant person sufficient monies out of the net proceeds of sale to satisfy the Tax Liability; and 11.1.5 is accompanied by any elections or forms or agreements which the Committee may from time to time require to be entered into to ensure a certain tax treatment is applied on the exercise of the Option or the acquisition of the Shares or to help administer the exercise of such option, and is otherwise in such form (including as to any electronic form) as the Committee may from time to time determine. The effective date of exercise of the Option will be the date on which the secretary of the Company or their agent processes such notice once it is satisfied that all necessary documentation and information has been provided. 11.2 Within the period of 30 days beginning with the date on which an Option is exercised, the Company shall, subject to Rule 10.2.2, transfer, procure the transfer or issue to the Award Holder (or such other person as the Award Holder may direct) such number of Shares as are specified in the notice served pursuant to Rule 11.1.

651865012_2 10 12. CORPORATE EVENTS 12.1 Subject to Rule 12.5, if a Takeover occurs then, to the extent that any Award (or part of an Award) has Vested but has not been Released, that Award shall immediately be Released. 12.2 If a Takeover occurs then, to the extent that an Award has not otherwise Vested or lapsed in accordance with the Rules and subject to Rule 12.5, Awards shall Vest in full and be Released on the Takeover Date. 12.3 If any Option has been Released on or before a Takeover Date, or is determined to Vest and be Released in accordance with Rule 12.2, it may be exercised at any time until: 12.3.1 such date as is determined by the Committee in its absolute discretion (provided that such date is not less than 7 days after the Takeover Date); or 12.3.2 where a person has become entitled or bound to acquire Shares in the circumstances referred to in paragraph (b) of the definition of “Takeover” in Rule 1.1, the earlier of the date determined by the Committee pursuant to Rule 12.3.1 above and the date by which such person ceases to be so entitled or bound. Any Option that has not been exercised by such date shall cease to be capable of being exercised and will lapse in full and with immediate effect. 12.4 If notice is duly given of a general meeting at which a resolution will be proposed for the voluntary winding-up of the Company, Awards shall Vest and be Released in accordance with the provisions of Rule 12.2 (as if a Takeover had occurred) but conditional on the passing of the resolution. Any Option that has Vested and been Released (whether pursuant to Rule 12.2 or otherwise) will lapse to the extent that it is not exercised on or before the passing of a resolution to wind-up the Company voluntarily. 12.5 If, in relation to a Takeover: 12.5.1 the Company will become a subsidiary of a holding company where that holding company has substantially the same shareholders (with substantially the same proportionate shareholdings) as the Company immediately before the Takeover; and 12.5.2 an Award Holder is offered the opportunity to release their Award in consideration of the grant of new rights over shares in the holding company which the Committee, acting reasonably, considers equivalent to the rights under an Award (“Exchange Offer”), an Award will not, unless the Committee in its absolute discretion determines otherwise, Vest and be Released pursuant to this Rule 12and the Award will lapse to the extent that the Exchange Offer is not accepted by the Award Holder. 13. VARIATION OF SHARE CAPITAL 13.1 In the event of any alteration of the ordinary share capital of the Company by way of capitalisation or rights issue, or sub-division, consolidation or reduction or any other variation in the share capital of the Company, the Committee may make such adjustment as it (in its absolute discretion) considers appropriate: 13.1.1 to the aggregate number of Shares subject to any Award (or the basis on which such number of Shares is calculated); and/or 13.1.2 to the description and/or nominal value of any Shares under the Award.

651865012_2 11 13.2 As soon as reasonably practicable after any such adjustment has effect in relation to any Award the Committee shall give notice in writing to the Award Holder. 14. ALTERATION OF PLAN 14.1 Subject to the provisions of this Rule 14 the Board may, at its absolute discretion, at any time alter or add to all or any of the provisions of the Plan in any respect. 14.2 Subject to Rule 14.4, no alteration shall be made to the following provisions of the Plan which is to the advantage of Award Holders (present or future): 14.2.1 the class of persons eligible for the grant of Awards; 14.2.2 the number of Shares and/or cash amounts which can be allocated under the Plan pursuant to the Plan Limits; 14.2.3 the basis for determining an eligible Employee’s entitlement to Shares or cash under the Plan and for the adjustment thereof following a variation of share capital under Rule 13 (Variation of Share Capital); or 14.2.4 to this Rule 14.2 or Rule 14.3. 14.3 Subject to Rule 14.4, amendments which would detrimentally affect Award Holders with regard to their subsisting Awards may not be made without the consent on the part of such Award Holders as hold subsisting Awards over at least 50% of the total number of Shares subject to all subsisting Awards under the Plan (or if, in the reasonable opinion of the Board, the proposed amendments do not adversely affect all subsisting Awards under the Plan, with the written consent on the part of such Award Holders as hold subsisting Awards that are affected, where such Awards are over 50% of the total number of Shares that are subject to all subsisting Awards that are affected). 14.4 Notwithstanding Rules 14.2 and 14.3, the Board may make minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any Award Holder or any member of the Group 14.5 As soon as reasonably practicable after making any alteration or addition under this Rule 14 the Board shall give notice in writing thereof to any Award Holder affected. 15. MALUS AND CLAWBACK 15.1 The provisions of Rule 15.1 to 15.3 shall apply if: 15.1.1 a Relevant Event occurs at any time (whether before or after the grant, Vesting or exercise of any Award); and 15.1.2 the Committee (at its discretion) determines that: (a) in relation to any Award granted in the Clawback Period, had the Committee been aware of the Relevant Event before the Award was made then it would have not granted the Award or would have granted it to a lesser extent; (b) in relation to any Award that has Vested or has been Released in the Clawback Period, had the Committee been aware of the Relevant Event before the

651865012_2 12 Vesting or Release of the Award then the Vesting or Release would not have taken place or would have been reduced; or (c) in relation to any Award that has been exercised in the Clawback Period, had the Committee been aware of the Relevant Event before the exercise of the Award then the exercise would not have taken place or would have been reduced. In making its determination under Rule 15.1.2, the Committee will also determine the amount of cash and/or the number of Shares that an Award Holder has, had or will receive in circumstances where, had the Committee been aware of the Relevant Event at the applicable time, the Award Holder would not have received or been entitled to receive that cash or those Shares (the “Excessive Award Amount”). 15.2 In order to recover the Excessive Award Amount, and notwithstanding any other provision of these Rules or any Award Agreement, the Committee may (in its absolute discretion) determine that one or more of the following will apply: 15.2.1 in the case of any Award that has not Vested or been exercised, or any Award or has Vested but has not been Released, that the Vesting, Release and/or exercise and/or payment of the Award will be delayed (including, without limitation, to allow any investigation or disciplinary procedure to be completed) and/or made subject to additional conditions; 15.2.2 in the case of any Award that has not Vested or been exercised, or has Vested but has not been Released, that the Award may be reduced or cancelled; 15.2.3 in the case of any Shares held by a nominee on behalf of the Award Holder, that the Award Holder’s beneficial interest in those Shares will be forfeit in whole or in part; and/or 15.2.4 where the Award Holder has become the sole legal and beneficial owner of any Shares under an Award, that the Award Holder must transfer to, or to the order of, the Company some or all of the Shares (or, where the Shares have been sold, some or all of the proceeds of sale less any amount paid by the Award Holder for the Shares). 15.3 For the purposes of this Rule 15: 15.3.1 “Clawback Period” means the period of two years, or such other period determined by the Committee in its absolute discretion, ending on the date on which the Committee makes a determination under Rule 15.1.2; and 15.3.2 “Relevant Event” means any one or a combination of: (a) a material misstatement in the financial results of the Company; (b) a material error in determining the size and nature of the Award; (c) an Award Holder deliberately misleading the Company or any other member of the Group, NASDAQ and/or the Company’s shareholders in relation to the financial performance of the Group; (d) a significant failure of risk management or other corporate failure by any member of the Group, business unit or profit centre in which the Award Holder works;

651865012_2 13 (e) an act of gross misconduct on the part of the Award Holder or any other conduct resulting in the Award Holder being dismissed without notice or which would justify the Award Holder being dismissed without notice; or (f) an Award Holder acting in any manner which in the opinion of the Committee has brought or is likely to bring any member of the Group into material disrepute, causes serious reputational damage or is materially adverse to the interests of any member of the Group. 15.4 Furthermore, notwithstanding anything to the contrary in the Plan any Award (including on a retroactive basis) granted under the Plan is subject to the provisions of the Company’s Policy for the Recovery of Erroneously Awarded Compensation, as may be in effect and amended from time to time (the “Clawback Policy”) from the effective date of October 2, 2023. 15.5 If an Award Holder participates in any Other Share Scheme or Bonus Arrangement and that Other Share Plan or Bonus Arrangement contains a provision that has a similar effect to this Rule 15 then the Committee may apply the provisions of Rule 15.2 mutatis mutandis in order to give effect to that similar provision under the Other Share Plan or Bonus Arrangement. 16. SERVICE OF DOCUMENTS 16.1 Except as otherwise provided in the Plan, any notice or document to be given by, or on behalf of, the Company to any person in accordance or in connection with the Plan shall be duly given: 16.1.1 if they are an Employee, by delivering it to them by hand at their place of work; or 16.1.2 by sending it through the post in a pre-paid envelope to the address last known to the Company to be their address and, if so sent, it shall be deemed to have been duly given 48 hours after posting; or 16.1.3 if they are an Employee, by sending an email, or any other electronic communication to a email address addressed to them at their place of work or their address last known to the Company and if so sent it shall be deemed to have been duly given at the time of the time of transmission. 16.2 Any notice or document so sent to an Award Holder shall be deemed to have been duly given notwithstanding that such Award Holder is then deceased (and whether or not the Company has notice of their death) except where their personal representatives have established their title to the satisfaction of the Company and supplied to the Company an address to which documents are to be sent. 16.3 Any notice in writing or document to be submitted or given to the Board, the Committee or the Company in accordance or in connection with the Plan may be delivered, sent by post or email, but shall not in any event be duly given unless it is actually received by the secretary of the Company or such other individual as may from time to time be nominated by the Board and whose name and address is notified to Award Holders. 17. MISCELLANEOUS 17.1 The Committee shall administer and interpret the Plan. The Committee may from time to time make and vary such rules and regulations not inconsistent herewith as it determines in its absolute discretion, and establish such procedures for the administration and implementation of the Plan as it thinks fit and in the event of a dispute or disagreement as to the interpretation of this Plan or

651865012_2 14 any such rules, regulations or procedures or as to any question or right arising from or regulated to this Plan, the decision of the Committee shall be final and binding upon all persons. 17.2 The Committee may establish sub-plans to the Plan containing specific terms and conditions for grants of Awards to Employees in specific jurisdictions (or who are subject to tax in such jurisdictions). A sub-plan adopted by the Committee shall be deemed to be a part of the Plan and shall be read and interpreted together, provided however that in the event of any discrepancy between the provisions in the Plan and the sub-plan, the provisions in the sub-plan shall prevail. 17.3 The Committee may from time to time make and vary such rules and regulations not inconsistent herewith and establish such procedures for the administration and implementation of the Plan as they think fit and in the event of a dispute or disagreement as to the interpretation of this Plan or any such rules, regulations or procedures or as to any question or right arising from or regulated to this Plan, the decision of the Committee shall be final and binding upon all persons. 17.4 The Company shall at all times keep available sufficient authorised but unissued Shares to satisfy the exercise in full of all Subscription Awards for the time being remaining capable of Vesting (or, in the case of an Option, being exercised) under the Plan. 17.5 The Company will at all times, in operating and administering the Plan, be bound by the provisions (as from time to time in force) of the internal code and/or policies that regulate the Company’s compliance with applicable data privacy laws. 17.6 The Company in general meeting or the Board may at any time resolve to terminate this Plan in which event no further Awards shall be granted, but the provisions of this Plan shall in relation to Awards then subsisting continue in full force and effect. 17.7 The Rules and the Plan and any dispute, claim or obligation (whether contractual or non- contractual) arising out of or in connection with it, its subject matter or formation shall be governed by English law. The Award Holder and the Company irrevocably agree that the London Court of International Arbitration shall have exclusive jurisdiction to settle any dispute or claim (whether contractual or non-contractual) arising out of or in connection with this Scheme, its subject matter or formation. 17.8 The costs of the administration and implementation of the Plan shall be borne by the Company. 17.9 Awards will be non-pensionable.